Filed by IntercontinentalExchange, Inc.
(Commission File No. 001-32671)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: NYSE Euronext
(Commission File No. 001-33392)

Creating the Premier Global Market Operator IntercontinentalExchange Agreement to Acquire NYSE Euronext MARCH 2013

Safe Harbor

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This written communication contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other “forward-looking” information. Forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving ICE and NYSE Euronext, including future financial results, ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE’s and NYSE Euronext’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, without limitation, the following: the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of NYSE Euronext stockholders to adopt the merger agreement or the failure of ICE stockholders to approve the issuance of ICE common stock in connection with the merger; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of NYSE Euronext’s operations with those of ICE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ICE’s, NYSE Euronext’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; actions taken or conditions imposed by the United States and foreign governments or regulatory authorities; and adverse outcomes of pending or threatened litigation or government investigations. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company, as are described in the section entitled “Risk Factors” in the joint proxy statement/prospectus filed by ICE with the SEC, and as described in ICE’s and NYSE Euronext’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in ICE’s Form 10-K for the fiscal year ended December 31, 2012, as filed with the SEC on February 6, 2013, and “Risk Factors” in NYSE Euronext’s Form 10-K for the fiscal year ended December 31, 2012, as filed with the SEC on February 26, 2013. You should not place undue reliance on forward-looking statements, which speak only as of the date of this written communication. Except for any obligations to disclose material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this written communication.

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Safe Harbor

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE has filed with the SEC a registration statement on Form S 4, which includes a preliminary joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com.

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 6, 2013, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012.

You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 26, 2013, and NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012.

Additional information about the interests of potential participants is included in the joint proxy statement/prospectus, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.

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Creating a Global Markets and Risk Management Leader

Supports transformative opportunities as a global market leader, combining complementary, high-growth derivatives markets and world class clearing & risk management solutions with premier listing venues

Best-in-class growth leader in global derivatives markets spanning energy, commodities, credit and foreign exchange

Global clearing houses and other post-trade services for futures and OTC markets

Leader in financial reform implementation, from clearing to transparency and reporting

Focused operator emphasizing growth, expense discipline, efficient capital deployment and ROIC

Proven M&A integration and delivery of synergies; innovator in market structure solutions

Iconic brand with global presence and infrastructure

Global leader in capital raising in 2012

Leading European derivatives complex with flagship interest rate, equity and commodities business

Premier global listings and cash equities venues

Leading U.S. equity options franchise

Global connectivity services with secure, world-class technology infrastructure

Range of growth and expense reduction initiatives including Project 14

Enhanced Growth, Diversification, Capital Efficiencies, Cash Flow and Capital Returns

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Overview of Euronext

Post-closing ICE will look to optimize the portfolio of global businesses, including a potential IPO of Euronext

- Euronext assets to potentially include the NYSE Euronext markets in Paris, Amsterdam, Brussels and Lisbon
  - Includes all cash equities and derivatives products currently offered on the Continental European markets
  - Potential inclusion of the NYSE Euronext technology businesses supporting the Continental European markets
- European management team and independent board will be determined post-closing

NYSE EURONEXT Paris

- 586 listed companies as of December 2011 (excluding investment funds)
  - 528 domestic
  - 58 foreign
- Supports the CAC 40 Index
  - Acts as the underlying regional index for futures and options contracts

LTM Volumes:

- Cash Equities: €969 billion traded
- Derivatives: 90.6 million contracts

NYSE EURONEXT Amsterdam

- 144 listed companies as of December 2011
  - 106 domestic
  - 38 foreign
- Houses 181 Investment Funds, 7,908 Structured products, 123 ETFs and 1,415 Bonds
- Supports the AEX Index

LTM Volumes:

- Cash Equities: €375 billion traded
- Derivatives: 84.3 million contracts

NYSE EURONEXT Brussels

- 148 listed companies as of October 2012 (excluding investment funds)
  - 118 domestic
  - 30 foreign
- Supports the BEL 20 Index
  - Blue-chip index for the Brussels stock market

LTM Volumes:

- Cash Equities: €77 billion traded
- Derivatives: 1.1 million contracts

NYSE EURONEXT Lisbon

- 51 listed companies as of December 2011 (excluding investment funds)
  - 46 domestic
  - 5 foreign
- Supports the PSI 20 Index
  - Acts as the underlying regional index for futures and options contracts

LTM Volumes:

- Cash Equities: €22 billion traded
- Derivatives: 63,000 contracts

$560 Million of LTM Revenue

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Separately from the Merger, Standalone CSA Provides for Migration of Clearing for Liffe Soft Commodities to ICE

ICE’s proven experience in establishing and migrating clearing services and technology will accelerate innovation and future growth

ESTABLISHED INFRASTRUCTURE & TRANSITION TO ICE CLEAR EUROPE

Leading global clearing solution for futures and OTC markets already in place at ICE Clear Europe

Unique experience of managing the transition of OTC and futures markets from LCH.Clearnet to ICE Clear Europe

ICE Clear Europe today clears over 65% of ICE’s global business

ACCELERATED PATH TO NEW CLEARING TECHNOLOGY

Proven implementation of clearing technology to support initial transition to ICE Clear Europe, including ICE’s banking systems

Successful implementation of state-of-the-art proprietary clearing technology platform

Rationalization of technology platforms will create greater market and operating efficiencies

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Timeline

Key Next Steps

US Antitrust Review                                           Complete

European Antitrust and Regulatory Approvals                                                                           In Progress

Determine Assets to Include in Euronext                                                                           In Progress

US Regulatory Approvals                                           In Progress

Final Decision on Euronext IPO                                                      After Transaction Is Finalized

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What to Expect - Product and Exchange Operating Model

Post-closing we will look to ensure that the markets for the Liffe soft commodity contracts are stable, well managed, liquid markets that facilitate the convergence of the futures market to the cash market

POST-CLOSING PLANS FOR TRADING AND CLEARING

US-based contracts will remain traded and cleared in the US

London-based soft contracts (coffee, sugar and cocoa) will remain traded and cleared in London

Other European commodity contracts (e.g. Milling Wheat) will be included in potential Euronext IPO

London-based soft contracts clearing will have transitioned from LCH to ICE Clear Europe in mid-2013

POST-CLOSING PLANS FOR PRODUCT MANAGEMENT

Institute product committees for Liffe Coffee, Sugar and Cocoa, similar to those that ICE Futures U.S. operate. Committees will be consulted with respect to:

Shorten/align trading hours

Address cash-futures convergence issues (e.g. quality terms -premiums & discounts, grading and warehousing provisions)

Identify appropriate trading currency for cocoa

Develop new contracts and efficient arbitrage vehicles

Design strategy to maximize collateral efficiency

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Determine the Appropriate Trading Hours

Current Hours

Open           Close           Settlement

Raw Sugar                      2:30           14:00           13:30

No. 11

White Sugar                                3:45           13:30           13:30

Arabica                      3:30           14:00           13:30

Coffee “C”

Robusta Coffee                                4:00           12:30           12:30

ICE Cocoa                      4:00           14:00           11:50

Liffe Cocoa                      4:30           11:50           11:50

*In New York Times
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Simplify Fees

LIFFE soft commodity screen fees & AA/EFP fees will be no greater than the current ICE Brent, WTI and Gasoil levelsLIFFE Coffee, Sugar and Cocoa ICE Brent, WTI and Gasoil

Screen Trades (includes Crosses)£0.53           $0.80           $0.82

Fee commitment is for 5 years

2012 ADV for ICE Brent, WTI and Gasoil futures just under 1,000,000 lots
AA/EFP Trades£1.03$1.56$

1.32

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